Filed pursuant to Rule 424(b)(3)
Registration No. 333-106833

PROSPECTUS SUPPLEMENT
to Prospectus dated October 6, 2003

3,986,921 Shares

MARVELL TECHNOLOGY GROUP LTD.

COMMON STOCK

     This prospectus supplement relates to the resale, from time to time, of up to 3,986,921 shares of our common stock by our shareholders.

     This prospectus supplement should be read in conjunction with the prospectus dated October 6, 2003, which is to be delivered with this prospectus supplement.

     The information in the table appearing under the heading “Selling Shareholders” in the prospectus is supplemented and superseded in part by the information appearing in the table below:

	Shares		Shares
	Beneficially	Number of	Beneficially
	Owned Prior to	Shares Being	Owned After
Name	Offering	Offered	Offering
Yehuda Zisapel	535,683	535,683	0
Carm-Ad Ltd.(1)	72,951	72,951	0
Zohar Zisapel	92,098	92,098	0
Lomsha Ltd.(2)	47,993	47,993	0
Michael and Klil Holdings (93) Ltd.(2)	47,993	47,993	0
Yossi Elihav	27,786	27,786	0
Bynet Data Communications Ltd. (Trust)(1)	52,032	52,032	0
RAD Data Communications Ltd. (Trust)(2)	56,234	56,234	0
Canadian Imperial Bank of Commerce(17)	225,014	225,014	0

(1)	Yehuda Zisapel possesses sole voting and dispositive power with respect to the listed shares.

(2)	Zohar Zisapel possesses sole voting and dispositive power with respect to the listed shares.

(17)	Canadian Imperial Bank of Commerce is the beneficial owner. The directors of Canadian Imperial Bank of Commerce, Douglas G. Bassett, Jalynn H. Bennett, The Lord Black of Crossharbour, Gary F. Colter, Pat M. Delbridge, William L. Duke, Ivan E.H. Duvar, William A. Etherington, A.L. Flood, Margot A. Franssen, R.D. Fullerton, Hon. Gordon D. Giffin, Hon. James A. Grant, Albert E.P. Hickman, John S. Hunkin, Dr. Arnold Naimark, Michael E.J. Phelps, Charles Sirois, Stephen G. Snyder and W. Galen Weston possess the voting and dispositive power with respect to the listed shares.

Based on information provided by the selling shareholders, none of the selling shareholders is a broker-dealer and two of the selling shareholders, UBS Capital (Jersey) Ltd. and Canadian Imperial Bank of Commerce, are affiliates of a broker-dealer. Both selling shareholders acquired the shares in the ordinary course of business and at the time of the receipt of such shares, had no agreements or understanding, directly or indirectly, with any person to distribute them.

[None of the selling securityholders listed above nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.]

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 3 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 14, 2004.